SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                    ---------



[X]                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934



                    For the plan year ended December 31, 2000



                                       OR



[   ]             TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                   For the transition period from ____ to_____


                         Commission file number 33-88010



                             WICKES INC. 401(k) PLAN

                              (full title of plan)



                                   WICKES INC.
                               706 Deerpath Drive
                          Vernon Hills, Illinois 60061
 (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

     Wickes Inc. 401(k) Plan
     -----------------------
     Financial Statements as of
     December 31, 2000 and 1999 and for the
     Year Ended December 31, 2000 and
     Supplemental Schedule as of December 31, 2000 and Independent Auditors' Report


Wickes Inc. 401(k) Plan

TABLE OF CONTENTS
----------------------------------------------------------------------------------



                                                                              Page

INDEPENDENT AUDITORS' REPORT ...............................................   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999 ............................................   2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2000 ..........................................   3

   Notes to Financial Statements ...........................................   4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets Held for Investment Purposes, December 31, 2000 ....   8



Note:Supplemental  schedules required by the Employee Retirement Income Security
     Act of 1974 not included here are not applicable to the Wickes Inc.  401(k)
     Plan.


INDEPENDENT AUDITORS' REPORT
----------------------------


Wickes Inc. 401(k) Plan
Vernon Hills, Illinois

We have audited the accompanying statements of net assets available for benefits of Wickes Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------
Chicago, IL
June 22, 2001


WICKES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------


                                                                                          2000                1999

ASSETS:
  Investments at fair value:
    Interest-bearing cash                                                                  $ 81,306            $ 41,464
    Investments in registered investment entities:
      Fidelity Advisor Short Fixed Income Fund                                           15,383,206          17,000,383
      Fidelity Advisor Intermediate Bond Fund                                             2,892,130           2,471,599
      Fidelity Advisor High Yield Fund                                                    4,600,985           5,334,532
      Fidelity Advisor Equity Income Fund                                                14,663,698          15,062,622
      Fidelity Advisor Growth Opportunities Fund                                         12,515,270          16,126,432
      Fidelity Advisor Overseas Fund                                                      5,543,756           6,097,957
      Fidelity Advisor Equity Growth Fund                                                26,462,272          29,430,746
      Fidelity Magellan Fund                                                             15,809,587          16,805,205
      Fidelity Advisor Small Cap Fund                                                       624,455
      Spartan US Equity Index Fund                                                          553,582
    Wickes Inc. Company Stock Fund                                                          871,930           1,035,897
    Participant loans                                                                     2,692,769           2,192,693
                                                                                          ---------           ---------

           Total investments                                                            102,694,946         111,599,530

  Non-interest-bearing cash                                                                   9,496

  Receivables:
    Employer contributions                                                                    1,151                 202
    Employee contributions                                                                    1,605               1,123
                                                                                              -----               -----

           Total receivables                                                                  2,756               1,325
                                                                                              -----               -----

           Total assets                                                                 102,707,198         111,600,855

LIABILITIES:
  Contributions refundable to participants                                                  176,706              81,419
                                                                                            -------              ------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $102,530,492        $111,519,436
                                                                                       ============        ============


See notes to financial statements.



WICKES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employer                                                                                                $ 1,953,660
    Employee                                                                                                  5,887,609
    Rollovers                                                                                                  191,383
                                                                                                               -------

           Total contributions                                                                                8,032,652

  Investment income (loss):
    Interest income                                                                                              11,769
    Interest on participant loans                                                                               186,738
    Dividends                                                                                                 7,026,686
    Net depreciation in the fair value of investments                                                       (14,517,025)
                                                                                                            -----------

           Total investment income (loss)                                                                    (7,291,832)
                                                                                                             ----------

           Total additions                                                                                      740,820

DEDUCTIONS:
  Payments to participants                                                                                   (9,703,176)
  Administrative expenses                                                                                       (26,588)
                                                                                                                -------

           Total deductions                                                                                  (9,729,764)
                                                                                                             ----------

NET DECREASE IN PLAN ASSETS                                                                                  (8,988,944)

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                                                       111,519,436
                                                                                                            -----------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                                                            $102,530,492
                                                                                                           ============


See notes to financial statements.


WICKES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN
----------------------------

     The following description of the Wickes Inc. 401(k) Plan (the "Plan") provides only general information. Reference should be made to the plan document for a more complete description of the Plan's provisions.

     General - The Plan is designed to encourage and assist  eligible  employees
     -------
     of Wickes Inc. (the "Company") who have at least one year of service and are at least 18 years of age or older to adopt a regular program of savings to provide additional security for their retirement. There were 2,962 and 2,666 employees participating in the Plan at December 31, 2000 and 1999, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions   -  Under  the  terms  of  the  Plan,   subject  to  certain
     -------------
     limitations, each participant may contribute between 2% and 15% (2% and 8% for highly compensated employees, as defined) of eligible pay through salary reduction on a before-tax basis and between 1% and 15% of pay through a payroll deduction on an after-tax basis. The total before-tax and after-tax contributions cannot exceed 15% of pay. Prior to July 1999, the upper limit on before-tax contributions was 8% for all employees. Participants may elect to change their contribution percentages on January 1, April 1, July 1 or October 1 of any year. The contributions made by participants and the Company may not cause the Plan to violate the limitations on contributions to defined contribution plans as set forth in
     Section 415 of the Internal Revenue Code of 1986 (the "Code"). The Code also imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. At December 31, 2000, the Plan was liable to participants for $176,706 of contributions refundable related to these limitations. Such amounts were paid in March of 2001.

     The Plan provides that the Company contribute: (a) a matching amount equal to 50% of the first 5% of compensation contributed by each participant as before-tax contributions, including, in the case of a highly compensated employee, any after-tax contributions which are deemed to be before-tax contributions as defined in the Plan, but the contribution cannot exceed 5% of the participant's pay; and (b) a "Supplemental Contribution" as defined in the Plan. In addition, the Company may make an additional, discretionary Profit Sharing Bonus Contribution in an amount determined by the Board of Directors, up to 50% of the amount of matching contributions in the form of cash or Company common stock. No such discretionary contributions were made in 2000 or 1999.

     Participant  Accounts - The participant  accounts are  self-directed.  Each
     ---------------------
     participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions, and (b) Plan earnings. An allocation of administrative expenses is also charged to the participants' accounts as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

     Withdrawals  and  Loans -  Participants  may  make  one  withdrawal  in any
     -----------------------
     12-month period from their after-tax account including any related earnings. Funds from before-tax savings accounts can only be withdrawn once in any six-month period in the event of a severe financial hardship and only for the amount needed to cover the financial emergency. Once in any 12-month period, a participant who has reached age 59 1/2 may withdraw all or any part of his vested account.

     Participants may obtain loans from their employee contribution account, which includes before-tax and after-tax contributions, rollovers, and any related earnings thereon. Participants can borrow up to 1/2 of the value of their employee contribution account not to exceed $50,000 less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can be up to five years unless the loan is for the purchase of a principal residence, in which case the term can be up to twenty years. Interest rates are based on the prime interest rate set by a national commercial banking institution. Loans are secured by the participant's employee contribution account balance.

     Vesting - The participants'  before-tax and after-tax contribution accounts
     -------
     are fully vested and nonforfeitable at all times. The participants' Company contribution account becomes 50% vested after two years of credited service, 75% vested after three years of credited service and 100% vested after four years of credited service. An employee earns a year of credited service for each year of employment with the Company. The participants' Company contribution account also becomes fully vested upon (a) attainment of age 65, (b) total and permanent disability, (c) death or (d) termination of the Plan.

     Investment  Options -  Participants  direct the investment of their account
     -------------------
     balance into various investment options offered by the Plan. The Plan currently offers ten mutual funds and Wickes Inc. common stock as investment options for participants. A participant may elect to change his/her investment elections and/or to transfer between funds in multiples of 5% of his/her employee contribution account and Company contribution account on a monthly basis.

     Any discretionary profit-sharing bonus contribution in the form of Company common stock shall be invested in the Wickes Inc. Company Stock Fund and is restricted until the end of the Plan year in which it was contributed. At such time, the participant may redirect such contributions to other investment fund options.

     Payment of  Benefits  -  Benefits  are paid to a  participant  (or  elected
     --------------------
     beneficiaries) in a single distribution. Distributions must be made no later than the 60th day after the later of the close of the Plan year in which:

     o The participant terminates his/her employment and elects distribution, or

     o    The participant reaches age 65 after termination.

     Forfeited Amounts - Terminated  participants forfeit any nonvested portions
     -----------------
     of the employer's contributions and accumulated earnings thereon at the date of termination. These forfeited amounts are applied to reduce the employer matching contributions or used to restore previously forfeited accounts. Total forfeitures approximated $32,000 for the year ended December 31, 2000.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

     Basis of  Accounting - The  financial  statements  of the Plan are prepared
     --------------------
     under the accrual method of accounting.

     Use of Estimates - The  preparation  of financial  statements in conformity
     ----------------
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Valuation  of  Investments  -  Investments  in  securities  and  registered
     --------------------------
     investment entities are stated at fair value based on published market quotations.

     Investment Transactions and Investment Income - Investment transactions are
     ---------------------------------------------
     accounted for on the dates purchases or sales are executed. Dividends are recognized as income on the ex-dividend date and interest is accrued as earned.

     The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. This amount includes $264,600 of net depreciation in the Wickes Inc. Company Stock Fund.

     Payment of Benefits - Benefit payments are recorded when paid.
     -------------------

     Administrative  Expenses - The Plan's  expenses are paid by the Company and
     ------------------------
     the Plan.

3.   INVESTMENTS
----------------

     The following investments represent 5% or more of the net assets available for benefits of the Plan at December 31, 2000 and 1999:


                                                                                           2000               1999

        Fidelity Advisor Equity Income Fund                                              $14,663,698        $15,062,622
        Fidelity Magellan Fund                                                            15,809,587         16,805,205
        Fidelity Advisor Equity Growth Fund                                               26,462,272         29,430,746
        Fidelity Advisor Growth Opportunities Fund                                        12,515,270         16,126,432
        Fidelity Advisor Short Fixed Income Fund                                          15,383,206         17,000,383
        Fidelity Advisor Overseas Fund                                                     5,543,756          6,097,957

4.   TAX STATUS
---------------

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter, dated May 24, 1995, that the Plan, including all amendments adopted on December 22, 1994, is qualified and the trust established under the Plan is tax-exempt as designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has subsequently been amended; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no tax provision has been included in the Plan's financial statements.

5.   TERMINATION OF THE PLAN
----------------------------

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time for any reason, subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts and entitled to a distribution.

6.   RISKS AND UNCERTAINTIES
----------------------------

     The Plan provides for various investment options in any combination of interest-bearing cash, shares of registered investment companies, and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
--------------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                         December 31


                                                                                 2000                1999





Net assets available for benefits per the financial statements                 $102,530,492        $111,519,436
Amounts allocated to withdrawing participants                                      (143,862)
                                                                                   --------            --------

Net assets available for benefits per Form 5500                                $102,386,630        $111,519,436
                                                                               ============        ============




The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:




                                                                                               Year Ended
                                                                                             December 31, 2000

Benefits paid to participants per the financial statements                                         $9,703,176
Amounts allocated to withdrawing participants - end of year                                           143,862
                                                                                                      -------

Benefits paid to participants per Form 5500                                                        $9,847,038
                                                                                                   ==========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefit claims payable, which represent claims processed and approved for payment prior to December 31 but have not yet been paid as of that date.

                                                                ******


WICKES INC. 401(k) PLAN





FORM 5500, SCHEDULE H, PART IV, LINE 4i -


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------








                                                              Description of                    Fair
                  Identity of Issue                             Investment                     Value             Cost





INTEREST-BEARING CASH:
  Fidelity Daily Money Market                                  Money market                     $ 77,748
  PaineWebber Retirement Money Fund                            Money market                        3,558



INVESTMENTS IN REGISTERED
  INVESTMENT ENTITIES:
  Fidelity Advisor Short Fixed Income Fund                     Mutual fund                    15,383,206
  Fidelity Advisor Intermediate Bond Fund                      Mutual fund                     2,892,130
  Fidelity Advisor High Yield Fund                             Mutual fund                     4,600,985
  Fidelity Advisor Equity Income Fund                          Mutual fund                    14,663,698
  Fidelity Advisor Growth Opportunities Fund                   Mutual fund                    12,515,270
  Fidelity Advisor Overseas Fund                               Mutual fund                     5,543,756
  Fidelity Advisor Equity Growth Fund                          Mutual fund                    26,462,272
  Fidelity Magellan Fund                                       Mutual fund                    15,809,587
  Fidelity Advisor Small Cap Fund                              Mutual fund                       624,455
  Spartan US Equity Index Fund                                 Mutual fund                       553,582


WICKES INC. COMPANY STOCK FUND                                Company stock,
                                                               208,963 shares                    871,930       $1,024,822


PARTICIPANT LOANS                                           Participant loans,
                                                             5.83% - 11.02%
                                                             maturing 2000-2020                2,692,769
                                                                                               ---------





TOTAL INVESTMENTS                                                                           $102,694,946
                                                                                            ============








Note:Cost information is not required for participant-directed investments and is therefore omitted from this schedule.

                                                              Form 2215S (1-00)











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-88010 of Wickes Inc. on Form S-8 of our report dated June 22, 2001, appearing in this Annual Report on Form 11-K of the Wickes Inc. 401(k) Plan for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
-------------------------
Chicago, Illinois
June 26, 2001

                              REQUIRED INFORMATION

The Wickes Lumber Company 401(k) Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.


                               ADDITIONAL EXHIBIT

                  Exhibit
                  -------

                       A   Consent of Deloitte & Touche LLP



                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                             WICKES INC. 401(k) PLAN
                             -----------------------


                                 (Name of Plan)

Date: June 27, 2001





                                                 By:  / s / James A. Hopwood
                                                 ---  ----------------------


                                                     James A. Hopwood
                                                     Trustee of the Plan